SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 11 February, 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

11 February 2010

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2009

BT Group plc (BT.L) today announces its results for the third quarter and nine months to 31 December 2009. BT has also made a separate announcement today in relation to the triennial funding valuation of the BT Pension Scheme.

Key points:

·
Revenue of £5,198m, down 4%
·
Adjusted EBITDA1 of £1,444m, up 11% largely due to improvement in BT Global Services
·
Total underlying costs2 down 13% in the quarter, savings of £1.6bn achieved in the nine months
·
Adjusted earnings per share1 of 4.6p, up 53%, reported earnings per share up 188%
·
Improvement in free cash flow3 to £305m inflow compared with an outflow of £32m last year
·
Pension deficit payment of £525m made in the quarter
·
Net debt4 down nearly £1bn compared with last year to £10.1bn
·
Expect to deliver adjusted EBITDA1 of around £5.7bn and free cash flow3 of around £1.7bn for the full year

Ian Livingston, Chief Executive, commenting on the results, said:

"These results show that we are making progress. There is still a lot more to be done but our commitment to improved customer service and cost transformation is starting to deliver results and freeing up resources to invest in our future. In particular, we are one of Europe's largest investors in super-fast fibre-based broadband and this will bring huge benefits to our customers and the UK."

1

Before specific items, leaver costs, net interest on pensions and BT Global Services contract and financial review charges of £336m in Q3 2008/09
2

Underlying operating costs and capital expenditure, excluding BT Global Services contract and financial review charges of £336m in Q3 2008/09
3

Before pension deficit payment of £525m but after the cash flows related to specific items
4
Net debt is reconciled in Note 7

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2009

Group results
	Third quarter to 31 December			Nine months to 31 December
	2009	2008 [1]	Change	2009	2008 [1]	Change
	£m	£m	%	£m	£m	%
Revenue	5,198	5,437	(4)	15,555 [2]	15,917	(2)
EBITDA
- adjusted[3]	1,444	1,301	11	4,251	4,125	3
- reported	1,227	932	32	3,821	3,582	7
Operating profit
- adjusted[3]	690	578	19	2,000	2,026	(1)
- reported	473	209	126	1,570	1,483	6
Profit before tax
- adjusted[4]	466	335	39	1,354	1,344	1
- reported	209	81	158	756	1,072	(29)
Earnings per share
- adjusted[4]	4.6 p	3.0 p	53	13.3 p	13.0 p	2
- reported	2.3 p	0.8 p	188	10.6 p	10.6 p	-
Capital expenditure	554	762	(27)	1,671	2,330	(28)
Free cash flow[5]	305	(32)	n/m	888	(397)	n/m
Net debt				10,112	11,060	(9)

Line of business results
	Revenue		Change	EBITDA [3]		Change
Third quarter to 31 December	2009 £m	2008[1] £m	%	2009 £m	2008[1] £m	%
BT Global Services	2,118	2,194	(3)	123	7	n/m
BT Retail	2,061	2,180	(5)	464	434	7
BT Wholesale	1,092	1,183	(8)	321	321	-
Openreach	1,292	1,329	(3)	513	533	(4)
Other	7	10	n/m	23	6	n/m
Intra-group items	(1,372)	(1,459)	6	-	-	-
Total	5,198	5,437	(4)	1,444	1,301	11

1

Restated - see Note 1 for details
2
Before specific items
3
Before specific items, leaver costs and BT Global Services contract and financial review charges of £336m in Q3 2008/09
4
Before specific items, leaver costs, net interest on pensions and BT Global Services contract and financial review charges of £336m in Q3 2008/09
5
Before pension deficit payment of £525m in Q3 2009/10 (Q3 2008/09: £nil) but after the cash flows related to specific items
  n/m defined as "not meaningful"

Notes:
Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, and operating costs is measured before specific items, leaver costs and BT Global Services contract and financial review charges of £336m in Q3 2008/09. In addition, adjusted profit before tax and adjusted earnings per share (EPS) are also shown before net interest on pensions due to the volatile nature of this item. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

Underlying revenue, underlying operating costs, underlying EBITDA and underlying capital expenditure refer to the measure excluding foreign exchange rate movements and acquisitions. Underlying revenue and operating costs are also stated before specific items, leaver costs, depreciation and amortisation and BT Global Services contract and financial review charges of £336m in Q3 2008/09.

Unless otherwise stated, the change in results on a percentage basis or in absolute terms is year on year.

The commentary focuses on the trading results before specific items, leaver costs and BT Global Services contract and financial review charges. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in Note 4.

The income statement, cash flow statement and balance sheet are provided on pages 10 to 14. Reconciliations of reported profit before tax to adjusted EBITDA, reported profit before tax to adjusted profit before tax and reported EPS to adjusted EPS are provided in Notes 8, 9 and 10, respectively. A reconciliation of free cash flow and net debt are provided in Notes 6 and 7, respectively.

The line of business commentaries also discuss operating cash flow before specific items and leaver costs. Operating cash flow is defined as EBITDA less direct and allocated capital expenditure (net of capital accrual movements), working capital movements and movements in provisions and other non-cash items.

Enquiries
Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at
www.bt.com/results

Results for the fourth quarter and full year 2009/10 are expected to be announced on 13 May 2010.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9895G_1-2010-2-10.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                 BT Group PLC
                                                                                                                                                                                                                                (Registrant)

                                                                                                                                                                                                                                 By: /s/ Patricia Day
                                                                                                                                                                                                                                 --------------------

                                                                                                                                                                                                                                Patricia Day, Assistant Secretary.

Date 11 February, 2010